

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2026

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

> **Re: Stardust Power Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2026**
> **File No. 333-294938**

Dear Roshan Pujari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Scarazzo